Aduro Clean Technologies Announces Closing of LIFE Offering

London, Ontario, June 24, 2026 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (TSX: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced that, further to its previous news releases dated June 10, 2026 and June 15, 2026, it has competed a non-brokered private placement for gross proceeds of C$9,155,940.80 (US$6,564,810.21) from the sale of 431,884 common shares (the "LIFE Shares") at a price of C$21.20 (US$15.20) per LIFE Share (the "LIFE Offering") under the LIFE Exemption (as defined herein).

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the LIFE Offering was made to purchasers resident in all provinces of Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 and Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators (the "LIFE Exemption"). The securities offered under the LIFE Offering pursuant to the LIFE Exemption are not subject to resale restrictions in accordance with applicable Canadian securities laws.

The Company's amended and restated offering document dated June 15, 2026 (the "Offering Document") relating to the LIFE Offering is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.adurocleantech.com.

The Company intends to use the net proceeds of the LIFE Offering in the manner described in the Offering Document, including for technology development, commercialization activities, working capital and general corporate purposes.

In connection with the LIFE Offering, the Company paid aggregate cash finder's fees of C$539,994.53 to eligible finders in accordance with applicable securities laws and Toronto Stock Exchange requirements.

Certain insiders of the Company participated in the LIFE Offering. The participation by insiders constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101"). The Company has relied on applicable exemptions from the formal valuation and minority approval requirements in Sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101. The Company did not file a material change report with respect to the insider participation more than 21 days before the expected closing of the LIFE Offering, as the details and amounts of the insider participation were not finalized until shortly prior to closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

The Toronto Stock Exchange has conditionally approved the LIFE Offering. Final approval remains subject to customary post-closing requirements. The Company has relied on the exemption set forth in Section 602.1 of the TSX Company Manual in connection with the LIFE Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All foreign exchange calculations set forth in this press release is based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Corporate Development / Investor Relations

ir@adurocleantech.com

+1 226 784 8889

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable United States securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include, without limitation, statements relating to the intended use of proceeds from the LIFE Offering, the receipt of final approval of the Toronto Stock Exchange and the Company's business plans, commercialization activities, technology development initiatives and strategic objectives. Forward-looking statements are based on management's current expectations, estimates, assumptions and beliefs, including assumptions regarding the Company's ability to deploy the proceeds of the LIFE Offering as anticipated, the receipt of all required regulatory approvals and the continued advancement of the Company's business and technology programs. When used in this news release, words such as "expect," "intend," "anticipate," "believe," "may," "will," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including risks relating to market conditions, the Company's ability to execute its business plans, the development and commercialization of its technologies, regulatory approvals and other risks described under the heading "Risk Factors" in the Company's continuous disclosure documents filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov. Forward-looking statements are made as of the date of this news release and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements.